UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Board of Directors’ Proposals to be submitted to the resolution of the Shareholders of Banco Bradesco S.A. at the Special Shareholders’ Meeting to be held on March 10, 2011, at 4:30 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits to examination and resolution proposals to:

1.        approve the Capital Stock increase resolved at the  217th Special Shareholders’ Meeting, held on December 17, 2010, in the amount of R$1,500,000,000.00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00, by means of the subscription of 62,344,140 new book-entry registered shares, with no par value, of which 31,172,072 are common shares and 31,172,068 are preferred shares;

2.        increase the Capital Stock by the amount of R$100,000,000.00, increasing it to R$30,100,000,000.00 by capitalizing the balances of “Capital Reserve – Income Tax Incentives” account – R$2,103,103.08; “Capital Reserve- Share Premium” account – R$56,464,874.67; “Capital Reserve- Equity Instruments Adjustment” account – R$4,033,256.88; “Capital Reserve – Shares Fraction” account – R$12,474.50;  and partially the balance of “Profit Reserve - Legal Reserve from 1996 to 2001” account – R$37,386,290.87, without issuing shares, according to Paragraph 1 of Article 169 of Law # 6,404/76, in order to be in compliance with Resolution #3,605, as of 8.29.2008, of the National Monetary Council;

3.        increase from 5 to 6 the maximum number of members of the Remuneration Committee, in order to better support the tasks of the Body;

4.        standardize, in the Bylaws, the expression “financial statements”;

5.        partially amend the Bylaws, in the “caput” of Article 6, due to items “1” and “2”; in the “caput” of Article 23, due to item “3”; and item “l” of Article 9, because of item “4”.

If these proposals are approved, the “caput” of Article 6 and 23 and item “l” of Article 9 of the Bylaws come into force with the following wording, after the process is approved by the Central Bank of Brazil:

“Article 6) The Capital Stock is R$30,100,000,000.00  (thirty billion, one hundred million reais), divided into 3,824,794,581 (three billion, eight hundred twenty-four million, seven hundred ninety four thousand, five hundred eighty one) book-entry, registered shares, with no par value, of which 1,912,397,390 (one billion, nine hundred twelve million, three hundred ninety seven thousand, three hundred ninety) are common shares and 1,912,397,191 (one billion, nine hundred twelve million, three hundred ninety seven thousand, one hundred ninety one) are preferred shares.

Article 9) In addition to the duties set forth by law and by the present Bylaws, the Board's responsibilities and duties include the following: l) to examine and deliberate upon budgets and financial statements submitted by the Board of Executive Officers;

Board of Directors’ Proposals to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on March 10, 2011, at 4:30 p.m.                          .2.

Article 23) The Company will have a Remuneration Committee constituted by 3 (three) to 6 (six) members, to be nominated among the members of the Board of Directors, having a 1 (one) year term of office. One of the Committee members should be appointed as Coordinator.”

Cidade de Deus, Osasco, SP, February 8, 2011

Board of Directors

Lázaro de Mello Brandão                            - Chairman
Antônio Bornia                                              - Vice Chairman
Mário da Silveira Teixeira Júnior
João Aguiar Alvarez
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

This is a free English translation of the excerpt from the Special Board of Directors’ Meeting # 1,735 of the Bank, held on February 8, 2011, drawn up in the Company`s records.

Banco Bradesco S.A.

Arnaldo Alves Vieira               Domingos Figueiredo de Abreu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 15, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.